

January 12, 2007

Room 7010

Robert McNally
Vice President – Finance and Treasurer
Lifetime Brands, Inc.
One Merrick Avenue
Westbury, New York 11590

> **Re:** **Lifetime Brands, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2005**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2006**
> **Form 10-Q for the Fiscal Quarter Ended June 30, 2006**
> **Form 10-Q for the Fiscal Quarter Ended September 30, 2006**
> **File No. 000-19254**

Dear Mr. McNally:

We have reviewed the above referenced filings and your response letter dated January 4, 2007 have the following comment. Where indicated, we think you should revise your document. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Year Ended December 31, 2005

Note F – Business Segments, page F-21

1. We note your response to prior comment 3 and your responses during our conference call on January 11, 2007. We also note your disclosures in Item 1 of your Form 10-K and note A of your financial statements, which discuss your business based on six main product categories: kitchenware, tabletop, cutlery and cutting boards, bakeware and cookware, pantryware and spices, and bath accessories. Further, we note that information based on these product categories is available and is used, to some extent, for internal purposes. Accordingly, we have expressed our concerns that your disclosures do not provide sufficient

information regarding the revenues for each of your products, in accordance with paragraph 37 of SFAS 131.

However, we note that the application of SFAS 131 requires judgment and is the responsibility of management. We further note that you will be providing the disclosures required by paragraph 37 in future filings for three categories: food preparation, tabletop and home décor. You have also asserted that the product lines included within your food preparation category are similar in terms of the nature of the products and customers, as well economically. Based on the above, we have no further comment at this time.

However, we urge you to consider the guidance in SFAS 131 carefully and on a regular basis. If, in the future, the product lines within your food preparation category experience differences, you should consider whether disaggregated product disclosure is necessary. Further, we remind you that as your business changes - either organically or through acquisitions and dispositions, if you change your internal reporting, or if you reorganize your operations, you should reconsider your application of SFAS 131. Similarly, we may also comment on this issue in the future.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Melissa Rocha at (202) 551-3854, Nili Shah at (202) 551-3255 or me at (202) 551-3681 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

John Hartz
Senior Assistant Chief Accountant